Exhibit 13.12

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Exodus @exodus_io · Mar 10

We are pioneering an offering of our common stock, represented digitally on the blockchain

Join us Friday at 9am PT/noon ET for a live webcast about Exodus' planned Regulation A+ public offering

👉 get.exodus.com/events

get.exodus.com/disclosure


Exodus Equity Offering

Make History with Us. Invest in Exodus.
We are pioneering an offering of our own stock, represented digitally and secured by the blockchai...
exodus.com

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